SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30290]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

December 4, 2012

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940. A copy of each application may be obtained via the Commission's

website by searching for the file number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each

application will be issued unless the SEC orders a hearing. Interested persons may request a

hearing on any application by writing to the SEC's Secretary at the address below and serving the

relevant applicant with a copy of the request, personally or by mail. Hearing requests should be

received by the SEC by 5:30 p.m. on December 26, 2012, and should be accompanied by proof

of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service.

Hearing requests should state the nature of the writer's interest, the reason for the request, and

the issues contested. Persons who wish to be notified of a hearing may request notification by

writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment

Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC

20549-8010.

EM Capital Management, LLC [File No. 811-22687]
Global Investor Trust [File No. 811-22694]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. Applicants have never made a public offering of their securities and do not propose to make a public offering. EM Capital Management, LLC represents that it filed to register as an investment company in error and that it is not, and does not intend to operate as, an investment company. EM Capital Management, LLC will continue to operate as an investment adviser. Global Investor Trust will continue to operate as a private investment fund in reliance on section 3(c)(1) or 3(c)(7) of the Act.

Filing Dates: The applications were filed on October 31, 2012. Global Investor Trust filed an amended application on November 30, 2012. EM Capital Management, LLC filed amended applications on December 3, 2012 and December 4, 2012.

Applicants' Address: 920 Country Club Dr., Suite 1E, Moraga, CA 94556.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary